FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number 001-15266

BANK OF CHILE

 (Translation of registrant’s name into English)

Ahumada 251

 Santiago, Chile

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on February 6th, 2014, regarding its financial results for the Fourth Quarter and Year End 2013.

Santiago, Chile, February 6th, 2014, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non-credit products and services across all segments of the Chilean financial market, today announced its results for the fourth quarter and year end 2013.

Our Brands

*Citi and the arc design in Trademark registered by Citigroup Inc.

Use under License.

Credit Ratings

(LT Foreign Currency)

Moody’s

Standard & Poors

2013 — 4th Qtr and Year End | Earnings Report

‘Cashing in on Competitive Advantages’

HIGHLIGHTS

•         BCH led the local industry in earnings and profitability, with a net income of Ch$ 514Bn (27% market share) and ROAE of 21.3%, respectively.

•         We became the most efficient bank in 2013, among main players, by achieving a cost-to-income ratio of 42.8%.

•         Recognized service quality. In the 4Q13 we were distinguished with the best customer experience in the local industry.

•         Based on the recent LQIF’s secondary equity offering, BCH’s free-float increased from 17.6% to 24.8%.

FINANCIAL SNAPSHOT

Arturo Tagle (CEO): ‘I’m glad to announce our results for the FY2013. This has been an excellent year for us, since we were able to profit from our consistent business strategy and market knowledge. In fact, we had to deal with a less dynamic economy by enhancing our value offerings and innovating in product development. This enabled us to improve in all aspects relevant to banking business, satisfying diverse needs coming from customers, employees, community and shareholders.  In this regard, we ended 2013 with a ROAE of 21.3% which is the highest in the local industry. This was the result of a net income amounting to Ch$514 Bn. and increasing 10% YoY, due to operating revenues that also rose by 10% YoY, controlled credit risk expenses and an improved operating efficiency that reached an outstanding 42.8%. All of these are key pillars of our mid-term strategy and we aspire to continue enhancing them, according to our business model’.

Selected Financial Data (1) (in millions of Ch$, except %)	Dec-12	Dec-13	% Chg.
Income Statement (Millions of Ch$)
Net financial income(2)	1,012,721	1,141,710	12.7%
Net Fees and Commissions	287,272	287,094	(0.1)%
Other operating income	22,061	27,221	23.4%
Total Operating Revenues	1,322,054	1,456,025	10.1%
Provisions for loan losses	(188,190)	(241,613)	28.4%
Operating expenses	(611,634)	(622,944)	1.8%
Net income (3)	467,610	513,602	9.8%
Earnings per Share (6)
Net income per share (Ch$)	5.31	5.51	3.8%
Book value per share (Ch$)	22.80	24.52	7.5%
Shares Outstanding (Millions)	88,038	93,175	5.8%
Balance Sheet (Millions of Ch$)
Loans to customers	18,761,765	20,869,511	11.2%
Total assets	23,261,066	25,933,870	11.5%
Equity	2,007,059	2,284,316	13.8%
Profitability Ratios
Return on average assets (ROAA)	2.1%	2.1%	+4	bp
Return on average equity (ROAE)(4)	23.3%	21.3%	(201	)bp
Net Financial Margin(5)	4.9%	5.1%	+17	bp
Efficiency ratio	46.3%	42.8%	(348	)bp
Credit Quality Ratios
Total Past Due / Total Loans	1.0%	1.1%	+16	bp
Allowances / Total loans	2.3%	2.3%	+2	bp
Allowances / Total Past Due	2.35	x	2.03	x	(0.32	)x
Provisions / Avg. Loans	1.0%	1.2%	+19	bp
Capital Adequacy Ratios
BIS Ratio (Regulatory Cap / RWA)	13.2%	13.1%	(17	)bp
Tier I Ratio (Capital / RWA)	9.7%	9.9%	+25	bp

(1) See pages 13 to 16.

(2) Net interest income, foreign exchange transactions and net financial oper.  income.

(3) Net Income attributable to Bank’s owners (adjusted by minority interest).

(4) ROAE excludes provisions for minimum dividends.

(5) Net financial income divided by average interest earning assets.

(6) ‘Chile-T’ series has not been considered for calculation. As of Dec. 31, 2012, 1,861,179,156 Chile-T shares had been subscribed.

Business Environment:

Chilean Economy

A moderate slowdown in the local economy may reduce commercial activity in 2014…however; solid macro fundamentals and a responsive monetary policy should contribute to overcome lower growth…

•                  The Chilean economy continued reducing its pace of growth in 2013, by posting a GDP YoY advance of 4.0%. This is partly explained by the slowdown observed by the end of the year, which is reflected by a 2.7% average growth in the 4Q13. Although this figure is below the average of previous years, it still places us above the LatAm and the world.

•                  The previously mentioned slowdown was largely explained by sliding investment activity, which was mainly prompted by postponed macro projects in mining  which affected the whole cluster that involves manufacturing, industrial services and so on. Lastly, higher energy costs also contributed to a reduced economic activity.

•                  On the positive hand, private consumption —that represents more than 60% of GDP— has continued to be the main driver of growth. This relies on unemployment averaging 6.0% in 2013, together with rising real wages and credit conditions that remained fair. However, retail sales are moderately sliding, which indicates a gradual slowdown.

•                  In terms of inflation, the CPI accumulated a 3.0% increase in 2013. This was above market expectations and Central Bank’s estimates. During 2013, inflation was mainly fostered by increasing prices in food, energy and transportation.

•                  It is worth noting that inflation was concentrated on the 4Q13. This was mainly the result of a sharp devaluation of Ch$ against US$ that was aligned with a global trend in currencies. An expansionary monetary policy started in Chile in the 4Q13 also contributed to Ch$ devaluation. Altogether this resulted in higher prices of tradable goods.

•                  Regarding the monetary policy, the Central Bank has maintained the policy rate at 4.5% since November 2013. However, the Central Bank has also announced its intention of carrying out further cuts in coming quarters depending on inflationary expectations and the trend followed by the local economy.

•                  For 2014, growth expectations have been revised downward, with consensus figures reaching ~4.0%.

•                  Notwithstanding the tempered slowdown forecasted for the Chilean economy, it is important to pay attention to its solid fundamentals. In this regard, high credit ratings (AA- by S&P), low CDS risk premiums, reduced levels of public debt and current account deficit, large international reserves, floating exchange rate regime and growth potential of 5.0%, place Chile in good standing to return to GDP growth figures around 4.5%  starting by the second half of 2014.

KEY ECONOMIC INDICATORS

GDP & Unemployment

(12m % change and end-of-period %)

Inflation

(12m % change and %)

Business Environment:

Local Banking Industry

Industry’s loan growth has been in line with the economic cycle and historical sensitivities of approximately 2x…loan growth has been the main driver for net income advance for the industry in 2013…

•                  Aligned with trends in GDP, industry’s loan growth has decelerated in the last two years. Actually, after reaching a peak of 17.3% YoY advance in 2011, the industry’s loan book expanded by 12.4% in 2012 and 10.3% in 2013. The last figure reflects the economy’s slowdown, with GDP growing at 4.0% in 2013 according market expectations.

•                  Sensitivity with respect to the economy is higher for commercial and consumer than mortgage loans. The former is steered by long-term decisions made by companies but also includes short-term financing for foreign trade transactions, working capital needs and so on. Thus, this product has followed a similar trend than total loans in YoY growth, with a peak of 19.4% in 2011, an average of 12.1% in a three-year period and sliding to 9.0% in 2013. Likewise, consumer loans that normally fund mid-term consumption of durable goods and ongoing household spending, are also well-influenced by the economic cycle. As a result, this product grew 14.2% in 2013, after a high of 18.0% in 2011 and a mean of 14.0% between 2010 and 2013. However, year-end balances include ~Ch$430 Bn. related to the absorption of a player’s credit card business by its banking subsidiary. This explains 3.3% of YoY growth and 0.8% of the average. On the other hand, mortgage loans have shown less dynamic but more stable growth rates, with an average of 11.5% in the period and 11.3% YoY for 2013. We expect similar sensitivities to GDP for next year by product.

•                  As for results, in 2013 the industry reported a net income of Ch$1,916 Bn., which is 17.6% above the figure of 2012 and includes a Ch$78 Bn. one-off related to the sale of a player’s subsidiary in 2013. By excluding this effect, industry’s bottom line would have grown 13.8% YoY. As a result, the banking system posted a slight rise in profitability by pointing a 15.2% ROAE in 2013 (14.7% excluding the aforesaid one-off) vis-a-vis 14.9% in 2012.

•                  The annual advance of Ch$287 Bn. in net income is explained by revenue and expense factors. In revenues, the industry posted 12-month rises of Ch$563 Bn. (+13.1%) in net interest income and Ch$220 Bn. (+25.1%) in other operating revenues, both owing to: (i) a 10.3% growth in loans, (ii) a 9.5% rise in demand deposits, and (iii) the positive effect of lower short-term interest rates on the funding with interest bearing liabilities in Ch$. The latter especially benefited the structural UF net asset position held by the industry amid a scenario of lower UF variation in 2013 vis-à-vis 2012. Regarding fees, recently approved regulations explain the tiny 1.9% (or Ch$25 Bn.) increase recorded by this line item YoY. Also worth noting is the mentioned extraordinary effect of the sale of a player’s subsidiary.

•                  The former factors allowed the industry to more than offset: (i) a YoY rise of Ch$148 Bn. (+12.1%) in loan loss provisions, in line with a 10.3% loan growth, a smoothing economic cycle and potential deterioration in borrowers’ payment capacity, and (ii) a surge of Ch$321 Bn (+9.7%) in expenses, due to higher personnel and administrative expenses.

INDUSTRY’S KEY FIGURES

* Excludes operations of subsidiaries abroad.

Earnings Report:

Net Income

Our net income grew by 9.8% YoY, based on operating revenues that were boosted by loan growth, competitive funding and higher contribution of the UF position…that more than offset higher loan loss provisions…resulting in attractive profitability ratios that continued to outperform the industry…

During 2013 we continued to lead the local banking industry in terms of net income, by holding a market share of 26.8% as of Dec. 2013. This is consistent with a bottom line of Ch$514 Bn. for the FY2013, which represented a 9.8% YoY advance as compared to the Ch$468 Bn. generated in 2012. This annual increase was mainly the consequence of:

•                  Sustained loan growth and stable lending spreads, in all of the targeted segments. We have selectively expanded our loan book by prioritizing those segments with a fair risk-return equation.

•                  Higher contribution from non-interest bearing liabilities as a result of increasing balances and despite recent cuts in interest rates.

•                  Higher revenues from the UF net asset position. This was the combination of: (i) greater exposure to inflation, and (ii) repricing effect (following two consecutive cuts in the monetary policy rate in the 4Q13) on Ch$-denominated liabilities that fund such assets. These effects more than offset a lower UF variation in 2013 as compared to 2012.

•                  Higher results from our Treasury management, associated with earnings from term gapping, liabilities repricing and administration of our investment portfolio.

These positive factors were partly offset by higher loan loss provisions, mainly due to volume effects and higher risk charges related to certain wholesale customers, as well as moderate deterioration in the SME segment. Also, we recorded a higher income tax, due to a greater income before income tax in 2013 and tax benefits recorded in 2012 (deferred taxes).

Our outstanding performance in net income enabled us to remain the most profitable bank within the local banking industry by attaining a ROAE of 21.3% for the FY 2013. This figure was well above the industry average (Ex BCH) of 13.8% for the same period.

NET INCOME

(In billions of Ch$, except for %)

(1) ROAE excludes provisions for minimum dividends.

On a QoQ basis, our net income declined by 4.9%, from Ch$140 Bn. in the 4Q12 to Ch$133 Bn. in the 4Q13. This minor shrink had mainly to do with: (i) higher loan loss provisions, influenced by greater credit charges related to a specific wholesale customer that faced financial difficulties, and (ii) operating expenses that climbed in the 4Q13 as compared to the 4Q12, due to higher personnel expenses, including a special bonus granted to the staff. These factors were partly offset by higher operating revenues that grew at a proportionally lower rate.

Earnings Report:

Operating Revenues

Strong income-generating capacity based on core business, UF position, hedge of US$ exposure and higher results from the management of investments and term gapping…

Our operating revenues amounted to Ch$1,456 Bn. in the FY2013, which was 10.1% above the Ch$1,322 Bn. recorded in 2012. This excellent performance was mainly steered by:

•                  Average loans growing 8.7% YoY, based on an upward trend in Retail Banking with average loans going up 12.2% YoY, and —to a lesser extent— Wholesale Banking average loans rising 5.5% YoY. Loan growth has been along with stable lending spreads, all of which resulted in Ch$60 Bn. of higher revenues from loans in 2013 with respect to 2012.

•                  DDA average balances rising 10.2% YoY. This enabled us to offset a decline in nominal interest rates, following two consecutive cuts of 25 bp on the monetary policy interest rate since Oct-13. Thus, revenues from DDA liabilities rose by nearly Ch$23 Bn. YoY.

•                 Higher contribution from our UF net asset position by roughly Ch$18 Bn. mainly due to a higher exposure to inflation at attractive interest rates and —to a lesser extent— lower interest rates on peso-denominated liabilities that fund those assets. These effects enabled us to largely offset a shrink in UF variation from 2.45% in 2012 to 2.05% in 2013.

•                  A positive exchange rate effect on the hedge of loan loss provisions related to US$-denominated loans and other US$-indexed liabilities. In 2012, US$ depreciated by 7.8% with respect to Ch$. Conversely, the US$ appreciated by 9.6% in 2013. Consequently, results from this hedge position grew by ~Ch$18 Bn. in 2013 as compared to 2012.

•                  Higher revenues of approximately Ch$18 Bn. from the management of our AFS portfolio and trading securities, term gapping and other effects.

The aforesaid allowed us to more than offset an approximately Ch$16 Bn. one-off in 2013, associated with the accumulated effect of the first time adoption of the credit value adjustment on derivatives.

TOTAL OPERATING REVENUES

	Quarters		Year Ended		% Change
(in millions of Ch$ and %)	4Q12	4Q13	Dec-12	Dec-13	4Q12/4Q13		Dec13/Dec12
Net Interest Income	268,154	290,476	952,838	1,059,169	8.3%		11.2%
Net Fees and Commissions	74,772	71,244	287,272	287,094	(4.7)%		(0.1)%
Net Financial Operating Income	8,981	(12,603)	24,747	11,084	—		(55.2)%
Foreign Exchange Transactions	10,307	34,693	35,136	71,457	236.6%		103.4%
Other operating income	5,720	9,297	22,061	27,221	62.5%		23.4%
Total Operating Revenues	367,934	393,107	1,322,054	1,456,025	6.8%		10.1%

Net Financial Margin (NFM)	5.45%	5.35%	4.91%	5.08%	(10	)bp	+17	bp
Net Interest Margin (NIM)	5.09%	4.97%	4.62%	4.71%	(11	)bp	+9	bp

Notes: Expenses related to credit cards loyalty programs have been reclassified from operating expenses to paid fees and commissions. Previous quarters and years have been homologated accordingly.

On a QoQ basis, our total operating revenues posted a 6.8% increase from Ch$368 Bn. in the 4Q12 to Ch$393 Bn. in the 4Q13. This Ch$25 Bn. increase was principally the result of: (i) revenues from loans that increased 10.1% (~Ch$15 Bn.), based on a 10.2% rise in average total loans and stable lending spreads, (ii) more contribution from our UF net asset position by ~Ch$7 Bn., due to an enlarged exposure to inflation and more convenient funding in Ch$, (iii) the contribution of our DDA funding that grew by 9.6% (~Ch$5 Bn.) based on average balances that increased 11.9%. Also, there was a positive exchange rate effect (~Ch$4 Bn.) on the hedge of US$-denominated provisions due to rises of 1.0% and 4.2% in the Ch$/US$ exchange rate in the 4Q12 and the 4Q13, respectively. These positive factors allowed us to largely offset a decrease of ~Ch$4 Bn. in net fees and commissions, as well as the recognition of ~Ch$9 Bn. related to the recognition of credit value adjustment on derivatives in the 4Q13 as compared to the 4Q12.

Earnings Report:

Loan Loss Provisions

Loan loss provisions grew above our loan book, prompted by volume effect, countercyclical allowances and specific credit risk events linked to wholesale customers…

Our loan loss provisions increased by 28.4% YoY, from Ch$188 Bn. in 2012 to Ch$242 Bn. in 2013. Even though this rise is above our loan growth, it is well-explained by business drivers rather than credit deterioration. Actually, the YoY variance in LLP was mainly fostered by:

•                  Loan book expansion focused on Retail Banking. Our average total loans grew by 8.7% YoY in 2013, supported by a 12.2% YoY increase in Retail Banking average loans and a 5.5% YoY rise in Wholesale Banking average loans. This loan growth turned into volume effect of approximately Ch$22 Bn. on loan loss provisions.

•                  A YoY rise of roughly Ch$8 Bn. in (countercyclical) provisions set during 2013 as compared to 2012, based on our less optimistic outlook for the local economy.

•                  A negative exchange rate effect of nearly Ch$13 Bn. on our loan loss provisions indexed to US$. This was the result of a 7.8% US$ depreciation in 2012 and a 9.6% US$ appreciation in 2013 with respect to the Chilean peso.

•      Higher loan loss provisions of ~Ch$10 Bn., principally associated with one corporate customer that faced financial stress in 2013, and –to a lesser extent– linked to a gradual deterioration of credit conditions in the SME business that we witnessed in 2013.

All in all, our LLP ratio rose by 19bp YoY, from 1.04% in 2012 to 1.23% in 2013. By adjusting the other than loan related factors, the indicator would have slightly increased YoY, which makes sense in light of the tiny variation displayed by our charge-offs ratio. Despite this YoY rise, our LLP ratio remained below the industry’s average (ex BCH) of 1.29% as of Dec. 2013. Also, our past-due ratio was 1.13% in 2013 vis-à-vis 0.97% in 2012. Nevertheless, our ratio has systematically continued to be well below the industry’s average of 2.14% as of Dec. 2013.

LOAN LOSS PROVISIONS & ALLOWANCES

Quarters	Year Ended	% Change
(in millions of Ch$ and %)	4Q12	4Q13	Dec-12	Dec-13	4Q12/4Q13	Dec13/Dec12
Initial Allowances	412,050	456,284	384,490	427,435	10.7%	11.2%
Charge-offs	(45,781)	(52,315)	(182,733)	(196,535)	14.3%	7.6%
Debt exchange	0	0	0	(12,556)	—	—
Provisions established, net	61,166	76,509	225,678	262,134	25.1%	16.2%
Final Allowances	427,435	480,478	427,435	480,478	12.4%	12.4%

Provisions Established	(61,166)	(76,509)	(225,678)	(262,134)	25.1%	16.2%
Prov. Financial Guarantees	1,563	(1,900)	(1,204)	(13,025)	—	981.8%
Additional Provisions	(2,271)	(2,612)	(2,271)	(10,000)	15.0%	340.3%
Recoveries	11,268	13,225	40,963	43,546	17.4%	6.3%
Loan Loss Provisions	(50,606)	(67,796)	(188,190)	(241,613)	34.0%	28.4%

Credit Quality Ratios
Allowances / Total loans	2.28%	2.30%	2.28%	2.30%	+2	bp	+2	bp
Allowances / Total Past Due	2.35	x	2.03	x	2.35	x	2.03	x	(0.32	)x	(0.32	)x
Provisions / Avg. Loans	1.09%	1.33%	1.04%	1.23%	+24	bp	+19	bp
Charge-offs / Avg. Loans	0.99%	1.03%	1.01%	1.00%	+4	bp	(1)	bp
Total Past Due / Total Loans	0.97%	1.13%	0.97%	1.13%	+17	bp	+16	bp
Recoveries / Avg. Loans	0.24%	0.26%	0.23%	0.22%	+2	bp	(1)	bp

On a QoQ basis, our loan loss provisions recorded a 34.0% increase from Ch$51 Bn. in the 4Q12 to Ch$68 Bn. in the 4Q13. The rise of Ch$17 Bn. had mainly to do with: (i) 10.2% growth in average loans explaining Ch$5 Bn, (ii) negative exchange rate effect of ~Ch$4 Bn. on US$-denominated LLP due to increases in the Ch$/US$ exchange rate of 1.0% and 4.2% in the 4Q12 and the 4Q13, respectively, and (iii) credit risk deterioration of a specific wholesale customer. As a result, our LLP ratio increased by 24bp in the 4Q13 in relation with the 4Q12.

Earnings Report:

Operating Expenses

A controlled and stable cost base has contributed to higher net income…and significant improvements in all of our efficiency ratios…

Our total operating expenses recorded a slight 1.8% YoY increase, from Ch$612 Bn. in the FY2012 to Ch$623 Bn. in the FY2013. This tempered increment had mainly to do with:

•                 A 4.3% YoY rise in personnel expenses (~Ch$13 Bn), which was mainly explained by the recognition of inflation in salaries and a 1.0% YoY expansion in headcount. Also, we recorded higher other personnel expenses related to training activities and general benefits, including an exceptional bonus of Ch$5.3 Bn. to our staff as we completed 120 years of history.

•                  Administrative expenses increasing only 2.0% YoY (~Ch$5 Bn.) as a consequence of: (i) additional expenses in office supplies of ~Ch$2 Bn. that were mainly related to the purchase of password-generating devices for electronic money transfers by customers, (ii) higher IT expenses by ~Ch$2 Bn. related to ongoing projects and internal developments, and (iii) greater rentals and insurance expenses by approximately Ch$1 Bn.

The above factors were mostly offset by a 28.5% YoY decrease (~Ch$6 Bn) owing to: (i) other general expenses that decreased by Ch$5 Bn. in the FY2013 as compared to the FY2012, based on operational write-offs incurred in 2012, and (ii) contingency provisions together with provisions for assets received in lieu of payment that jointly decreased by Ch$1 Bn. YoY.

Notwithstanding the above, the rise in our total operating expenses was proportionally lower than the increase posted by our operating revenues (10.1% YoY). This translated into an improved cost-to-income ratio that changed from 46.3% in 2012 to 42.8% in 2013 and placed us at the top of the industry in efficiency. Besides, we have benefited from higher productivity in our distribution channels and back office, which allowed us to enhance our cost-to-assets ratio from 2.7% to 2.6% within the same period.

TOTAL OPERATING EXPENSES

	Quarters		Year Ended		% Change
(in millions of Ch$ and %)	4Q12	4Q13	Dec-12	Dec-13	4Q12/4Q13		Dec13/Dec12

Personnel expenses	(78,233)	(89,045)	(309,865)	(323,236)	13.8%		4.3%
Administrative expenses	(71,411)	(68,192)	(247,459)	(252,501)	(4.5)%		2.0%
Depreciation and Amort.	(7,690)	(7,577)	(30,957)	(28,909)	(1.5)%		(6.6)%
Impairments	(251)	(2,114)	(899)	(2,247)	742.2%		149.9%
Other Oper. Expenses	2,671	(2,262)	(22,454)	(16,051)	—		(28.5)%
Total Oper. Expenses	(154,914)	(169,190)	(611,634)	(622,944)	9.2%		1.8%

Additional Information

Op. Exp. / Op. Rev.	42.1%	43.0%	46.3%	42.8%	+94	bp	(348	)bp
Op. Exp. / Avg. Assets	2.7%	2.7%	2.7%	2.6%	(5	)bp	(16	)bp
Headcount (#)	14,581	14,723	14,581	14,723	+142		+142
Branches (#)	434	430	434	430	(4)		(4)

Notes:  For purposes of comparison certain line items have been reclassified for the 4Q12 and the FY2012.

On a quarterly basis, our cost base increased 9.2% from Ch$155 Bn. in the 4Q12 to Ch$169 Bn. in the 4Q13. The main reasons for this change were: (i) a 13.8% rise (~Ch$11 Bn.) in personnel expenses that mostly relied on a special bonus to the staff (~Ch$5 Bn.) celebrating our 120 years of existence and higher headcount, (ii) greater other general operating expenses by ~Ch$5 Bn., and (iii) additional impairments by ~Ch$2 Bn. associated with software and goodwill that comes up from the acquisition of Legg Mason’s operations in Chile. These factors were partly counterbalanced by administrative expenses that went down by ~Ch$3 Bn. in the 4Q13 vis-à-vis the 4Q12, supported by lower expenses in advertising, outsourcing and maintenance. As a result of the above, we posted a slight deterioration in efficiency, from 42.1% in the 4Q12 to 43.0% in the 4Q13.

Earnings Report:

Loan Portfolio

Double-digit overall growth rate in loans by emphasizing expansion in Retail Banking and Middle Market companies…along with selective growth in consumer loans in order to maintain a fair risk-return equation…maintaining our leading market position in most of the lending products…

We ended the FY2013 with a loan book of Ch$20.9 trillion, which represents an 11.2% YoY upsurge as compared to the Ch$18.8 trillion recorded in the FY2012. This expansion has been largely fostered by organic growth, especially linked to Retail Banking, with a focus on middle and upper income individuals and SMEs, rather than consumer finance. Furthermore, in Wholesale Banking we achieved significant growth in Large Companies (annual sales between Ch$1.6 and Ch$70 Bn.) while supplementing a lower expansion in Corporations (annual sales > Ch$70 Bn.) by acquiring a ~Ch$500 Bn. portfolio of commercial loans from a local competitor.

More importantly, our growth was profitable as we were able to maintain a tempered upward trend in lending spreads. Altogether, our loan growth enabled us to rank second in total loans within the local industry by attaining a market share of 19.1%* as of Nov. 30, 2013. In a breakdown by product, main reasons for loan growth were related to:

•                  Residential mortgage loans that continued to show a solid trend by growing 12.7% YoY and reaching Ch$4.7 trillion. This ending balance enabled us to rank third in the local industry with a stake of 17.4%* as of Dec. 31, 2013. Although we believe mortgage loans are strategic in our effort to improve cross-selling, we have moderated our growth pace, based on our aim to increase lending spreads in this product and stricter loan-to-value requirements that we have set up in light of the expected deceleration in the economy and consumption of durable goods. We believe this product will retake a mid-term growth trend, based on mean reversion expectations for the real estate sector.

•                  Commercial loans that surged 11.5% YoY. This loan expansion was steered by Large Companies and SMEs, instead of Corporations. This was the result of specific financing deals settled by our Large Companies division by the end of 2013, which boosted the unit’s loan book by 23.3% YoY. Likewise, commercial loans to SMEs went up by 11.9% YoY. In contrast, in the Corporate market we not only faced fierce competition locally but also attractive foreign debt markets for Chilean companies. As a result, loans to Corporations declined 3.2% YoY. All in all, in 2013 we stayed at the top of the industry in commercial loans with a 19.5%* market share as of Dec. 31, 2013 with a balance of Ch$13.1 trillion.

•                  A reduced exposure to some segments in consumer loans. Since the 1Q13 and based on diverse signs suggesting an economic slowdown and changes in payment behavior of consumer finance customers, we decided to tighten credit assessment among lower income segments. Conversely, we have promoted growth in middle and upper income segments, where we still have room to penetrate transactional services like credit cards and credit lines by taking advantage of our significant customer base. We believe that we have been successful in achieving these goals through selective growth and by keeping an eye on profitability. On the whole, we ended 2013 with consumer loans of Ch$3.1 trillion and a market share of 20.9%*. Our drop in market share is mainly explained by the transfer of a player’s credit card business to its banking subsidiary, representing ~1.6%.

LOAN PORTFOLIO: BREAKDOWN / GROWTH / MARKET SHARE

(In Billions of Ch$ and %)

Earnings Report:

Funding Structure

We continued to diversify our funding in sources, markets and durations……this provides us with a competitive cost of funding as compared to our peers…

Since 2011, we have carried out a consistent policy of funding diversification. These actions have been conducted in order to maintain our competitive advantage in terms of funding cost and also to lengthen the duration of our liabilities, which enables us to improve our liquidity indicators. During 2013 we continued implementing this strategy by taking advantage of our outstanding credit ratings, which are the highest within LatAm for non-state owned banks. Thus, in 2013 we carried out several international placements at attractive spreads, such as:

• Switzerland (CHF)	:	~USD785 million
• Hong Kong (HK)	:	~USD168 million
• Japan (JY)	:	~USD167 million
• Commercial Papers - USA	:	~USD400 million
• (Outstanding Balance)

Placements in HK were made under the US$2 billion MTN (mid-term notes) program we registered in the Luxemburg Stock Exchange in the 3Q13. Additionally, in 2013 we issued long-term bonds in the local market by ~USD960 million (including subordinated bonds of ~USD7 million). This strategy bolsters our funding, especially in terms of liquidity. Also, due to these actions our debt issued has increased from 9.1% to 16.8% of our funding in the last four years.

As for deposits, DDA balances continued to represent an important source of funding by accounting for 23.1% of our assets in the FY2013. This is one of the highest shares for a Chilean banking institution. We believe this solid and stable funding characteristic is the result of our outstanding brand recognition and customers’ confidence in the Bank’s soundness, which is supported by excellent credit ratings. In this regard, service quality is also crucial, especially in personal banking, where we held a market share of 30.2% in current account balances as of Dec. 31, 2013.

It is also worth noting that our ratio of core deposits (DDAs + CDs of retail customers) to loans remained almost flat YoY. This demonstrates that debt issued has replaced less stable funding sources rather than core deposits.

Altogether, our diversified and strong funding enabled us to maintain our competitive advantage in terms of cost of funding. This is reflected by our ratio of average interest earning assets to average interest bearing liabilities that changed from 1.47x for the FY2012 to 1.50x for the FY2013. In addition, all of the above has resulted in the lowest cost of funding in the local banking industry, amounting to 3.4% as of Dec. 31, 2013.

FUNDING: BREAKDOWN / EVOLUTION

(In Billions of Ch$ and times)

Earnings Report:

Capital Adequacy & Other Topics

Our capital adequacy remains strong, based on a consistent mid-term capital strategy…

As of December 31, 2013 our total equity accounted for Ch$2,284 Bn. This figure is 13.8% above the Ch$2,007 Bn. posted a year earlier. The growth of our equity is well supported by a mid-term strategy intended to maintain capital adequacy ratios that afford organic expansion in our business. Aligned with this strategy, the net YoY variance of Ch$277 Bn. in equity has been rooted in:

•                  The completion of an equity offering by ~Ch$253 Bn. (~3.9 million shares) that commenced on Dec. 2012. Consequently, we added capital by Ch$134 Bn. 2013.

•                  The recognition of inflation effect on our shareholders’ equity by retaining ~Ch$36 Bn. from our net income of 2012.

•                  A capitalization of stock dividends by ~Ch$86 Bn. from our net distributable income of 2012, based on a payout ratio of 70% (once deducted the payment to the Central Bank equivalent to 100% of SAOS’ stake in our economic rights plus the rights of SM-Chile A shares).

•                  Approximately Ch$24 Bn. of higher net income (net of provisions for minimum dividends) in 2013 as compared to 2012.

•                  The above was partly offset by lower OCI of approximately Ch$3.1 Bn.

Based on the above, we have been able to maintain solid capital adequacy ratios. In fact, as of Dec. 31, 2013 our BIS ratio was 13.1%, which is only 17 bp below the indicator reported in 2012 but more than three percentage points above the regulatory threshold of 10.0% imposed on BCH. Likewise, our Tier I (assets) ratio more than doubles the regulatory limit of 3.0%, while our Tier I (RWA) is touching 10.0%. These ratios give us room to sustainably expand our business.

EQUITY & CAPITAL ADEQUACY

(In Billions of Ch$ and %)

Equity	Dec-12	Dec-13	YoY Chg.
Capital & Reserves
Capital	1,629.1	1,849.4	13.5%
Reserves	175.8	213.6	21.5%
Other accounts	18.9	15.9	(15.9)%
Earnings
Retained Earnings	16.4	16.4	0.0%
Income for the Period	467.6	513.6	9.8%
Provisions for Min. Dividends	(300.8)	(324.6)	7.9%
Minority Interest
Minority Interest	0.0	0.0	0.0%
Total Equity	2,007.0	2,284.3	13.8%

Notes:

Assets: Total Assets | RWA: Risk-Weighted Assets | Total Capital: Basic Capital + supplementary capital (if any).

Basic Capital: paid-in capital, reserves and retained earnings, excluding capital of subsidiaries and foreign branches.

PUBLIC SECONDARY EQUITY OFFERING BY LQIF

In order to reinforce the liquidity of our stock, LQIF successfully sold 6.7 billion of its direct rights in Banco de Chile…

On January 14, 2014, LQIF stated the intention of selling —through a public auction— up to 6.9 billion shares of its direct ownership in Banco de Chile, representing 7.4% of BCH’s outstanding shares. The final offering, registered locally and overseas (USA), was declared “successful” on January 28, 2014 by LQIF’s board of directors. The next day, a total of 6.7 billion stocks were auctioned at Ch$67 per share within the local market. As a result of this transaction, the free-float of our stock increased from 17.6% to 24.8%, while LQIF kept controlling BCH by holding a stake —directly and indirectly— of 51.2%.

Business Segments:

Retail Banking

We continued to promote selective growth in Retail banking…

The FY2013 was challenging for our Retail Banking Segment. New regulations put pressure on the Individual Banking Business by cutting interest rate caps, reducing margins in insurance brokerage and empowering customers. Nevertheless, our Retail Segment could properly overcome these trends by improving segmentation, enhancing transactional services and —more importantly— growing selectively. As a result, the segment recorded an income before income tax of Ch$303 Bn. in the FY2013, being 21.2% YoY above the figure of 2012.

The main reason behind this performance was the 9.6% YoY rise recorded in operating revenues, principally fostered by:

•                  A loan book that maintained a growing trend by advancing 10.9% YoY in year-end balances and 12.2% in average loans, along with lending spreads that slightly dropped. This growth was mainly due to the expansion in the middle and upper income segments of Individual Banking (+13.1% YoY in average loans) and SMEs (+12.6% YoY in average loans). Conversely, based on our less positive outlook for consumer finance, we entirely tightened the credit process, causing a slowdown in average loans (+3.9% YoY).

•                  A solid upward trend in non-interest bearing liabilities. Average balances of DDA held by this segment rose by 12.2% YoY, which increased the profitability of interest earning assets, despite cuts in the monetary policy interest rate.

•                  Higher contribution from the UF net asset position allocated to the segment, due to a greater exposure to UF-indexed assets and more convenient funding in Ch$, rather than higher UF variation.

•                  These factors more than counterbalanced a 2.1% decrease in fees and commissions that was largely explained by lower fee income from insurance brokerage and a negative expense effect in the customer loyalty program for credit cards due to an increase in the Ch$/US$ exchange rate.

The above enabled us to more than offset a 12.8% YoY rise in loan loss provisions. This was largely explained by the segment’s loan book expansion (+12.2% in average loans) and greater countercyclical provisions set in 2013 that were partly allocated to this segment.

	Quarter		As of		% Change
Retail Banking	4Q12	4Q13	Dec-12	Dec-13	4Q13/4Q12	Dec13/Dec12

Loans to Customers (Billions of Ch$)
Commercial Loans	2,471.5	2,744.1	2,471.5	2,744.1	11.0%	11.0%
Residential Mortgage Loans	4,190.0	4,724.3	4,190.0	4,724.3	12.8%	12.8%
Consumer Loans	2,818.0	3,048.4	2,818.0	3,048.4	8.2%	8.2%
Total Loans	9,479.5	10,516.8	9,479.5	10,516.8	10.9%	10.9%

Profit and Loss Statement (Millions of Ch$)
Net Interest Income	184,759	200,387	671,971	737,476	8.5%	9.7%
Net Fees and Commissions	38,883	36,165	153,358	150,195	(7.0)%	(2.1)%
Other Operating Income	6,274	12,899	16,759	35,551	105.6%	112.1%
Total Operating Revenues	229,916	249,451	842,088	923,222	8.5%	9.6%
Provisions for Loan Losses	(42,730)	(46,094)	(180,559)	(203,586)	7.9%	12.8%
Operating Expenses	(106,880)	(112,815)	(410,958)	(417,524)	5.6%	1.6%
Other	(672)	63	(288)	1,123	—	—
Income before income tax	79,634	90,605	250,283	303,235	13.8%	21.2%

Notes: For purposes of comparison certain line items have been reclassified for the 4Q12 and the FY2012.

On a QoQ basis, our Retail Banking segment posted a 13.8% YoY advance in income before income tax in the 4Q13 as compared to the 4Q12. This was mainly the result of operating revenues going up 8.5% YoY, based on average loans that grew 11.2%, average DDA expanding 14.1% and higher contribution from the UF position that benefited from a better funding. These factors were partly offset by loan loss provisions that increased 7.9% (below loan expansion) and operating expenses that rose 5.6% in the 4Q13 in relation to the 4Q12.

Business Segments:

Wholesale Banking

In Wholesale Banking we have prioritized expansion in Middle Market, that provides us with a fair risk return relationship …

In 2013, our Wholesale Banking segment had to deal with intense competition from local banking players, but also from the international debt market, as Chilean corporations took advantage of low international interest rates and the country’s credit rating. However, the segment was able to overcome this scenario by prioritizing growth in businesses with fair risk-return equation and in which we had room to increase penetration. All in all, our Wholesale Banking segment recorded a 15.5% YoY rise in income before income tax by reaching Ch$247 Bn. in 2013.

This significant advance principally relied on operating revenues growing 19.1% YoY, due to:

•                  Total loans expanding 11.6% YoY in year-end balances and 5.5% YoY when looking at average loans. As mentioned earlier, this was mainly fuelled by higher penetration of Large Companies (turnover between Ch$1.6 and Ch$70 Bn.) rising 14.2% YoY in average loans, in part due to short-term financing deals settled in the 4Q13. Conversely, average loans of our Corporate Banking decreased 4.0% YoY. Segment’s loan growth also included the acquisition of a ~Ch$500 Bn. portfolio of commercial loans from another player in the 3Q and 4Q13.

•                  A positive impact in revenue from funding with non-interest bearing liabilities. In this regard, a YoY increase of 7.4% in DDA average balances enabled us to more than offset the negative effect of a monetary policy interest rate that has recently been cut twice by 25 bp.

•                  A higher contribution from our UF net asset position. This was steered by an enlarged UF asset exposure and better funding conditions with Ch$, rather than an increase in inflation.

The above factors allowed the segment to largely overcome loan loss provisions that grew fourfold YoY by nearly Ch$30 Bn. This increment can be broken down in: (i) a negative exchange rate effect of ~Ch$13 Bn., due to a drop of 7.8% in the exchange rate (Ch$/US$) in 2012 and an increase of 9.6% in 2013, (ii) ~Ch$13 Bn. mainly associated with a deteriorated credit condition of a specific corporate customer in 2013, and (iii) the allocation of countercyclical allowances set in 2013.

	Quarter		As of		% Change
Wholesale Banking	4Q12	4Q13	Dec-12	Dec-13	4Q13/4Q12	Dec13/Dec12

Loans to Customers (Billions of Ch$)
Commercial Loans	9,246.3	10,325.1	9,246.3	10,325.1	11.7%	11.7%
Residential Mortgage Loans	8.6	8.0	8.6	8.0	(6.9)%	(6.9)%
Consumer Loans	13.6	12.3	13.6	12.3	(9.4)%	(9.4)%
Total Loans	9,268.5	10,345.4	9,268.5	10,345.4	11.6%	11.6%

Profit and Loss Statement (Millions of Ch$)
Net Interest Income	72,613	80,827	263,108	303,128	11.3%	15.2%
Net Fees and Commissions	12,332	10,157	42,229	42,615	(17.6)%	0.9%
Other Operating Income	12,531	20,340	33,069	57,320	62.3%	73.3%
Total Operating Revenues	97,476	111,324	338,406	403,063	14.2%	19.1%
Provisions for Loan Losses	(7,797)	(21,755)	(7,622)	(38,031)	179.0%	399.0%
Operating Expenses	(24,385)	(34,267)	(116,405)	(118,440)	40.5%	1.7%
Other	(421)	196	(228)	814	—	—
Income before income tax	64,873	55,498	214,151	247,406	(14.5)%	15.5%

Notes: For purposes of comparison certain line items have been reclassified for the 4Q12 and the FY2012.

On a QoQ basis, income before income tax fell by 14.5% in the 4Q13 in relation to the 4Q12. Main reasons for this change were: (i) loan loss provisions rising ~Ch$14 due to the impact of allowances set in order to reflect credit deterioration of some specific customers in the 4Q13 (Ch$9 Bn.), a negative exchange rate effect (Ch$4 Bn.), as well as loan growth (Ch$3 Bn.), and (ii) higher expenses QoQ (~Ch$10 Bn.) mainly due to IT developments, personnel expenses and a favorable basis for comparison in the 4Q12. These factors were partly offset by operating revenues growing 14.2%, based on expansions in average loans (+8.9%), average DDA (+9.0%) and higher contribution from the UF exposure due to a more convenient funding.

Business Segments:

Treasury

The P&L of our Treasury was affected by lower revenues from trading and the effect of credit value adjustment on derivatives...

In 2013 our Treasury posted an income before income tax of ~Ch$10 Bn., which signified a 55.8% YoY slide as compared to the ~Ch$23 Bn. posted in 2012. The main reason for a lowered bottom line was a similar decline (27.1% YoY) in operating revenues, principally due to:

•                  A decrease in other operating revenues of approximately ~Ch$20 Bn. in 2013 as compared to 2012. This was mainly the consequence of the previously mentioned one-off associated with the first time adoption of the credit value adjustment on derivatives.

•                  Results from assets held for trading that decreased by approximately Ch$6 Bn. on a YoY basis. This performance had mainly to do with downward shifts in the CLP/CLF yield curve affecting our net positions in derivatives. Furthermore, upward changes in the CLP/USD yield curve also contributed to lower results from our net on-shore/off-shore positions.

•                  The above was partly offset by higher revenues from the management of our AFS portfolio by carrying out sales that amounted to ~Ch$8 Bn. in 2012 and ~Ch$15 Bn. in 2013.

As for our investment portfolio, based on our expectations on upcoming interest rates cuts by the Central Bank, we have continued to take positions in AFS securities. As a result of this decision, we have increased our year-end balances from Ch$1.3 to Ch$1.7 trillion between 2012 and 2013, which entails a 32.4% YoY rise.

Regarding our O.C.I., this line item recorded a YoY decrease from a net unrealized gain of ~Ch$26 Bn. in 2012 to a net unrealized loss of ~Ch$4 from in 2013. This was mainly the result of AFS net gains that we realized during 2013 and net unrealized losses from hedge accounting interest rate derivatives.

	Quarter		As of		% Change
Treasury Division	4Q12	4Q13	Dec-12	Dec-13	4Q13/4Q12	Dec13/Dec12

Securities Portfolio (Billions of Ch$)
Trading Securities	69.1	61.7	69.1	61.7	(10.7)%	(10.7)%
Available for Sale Instruments	1,264.4	1,673.7	1,264.4	1,673.7	32.4%	32.4%
Securities Portfolio	1,333.5	1,735.4	1,333.5	1,735.4	30.1%	30.1%

Profit and Loss Statement (Millions of Ch$)
Net Interest Income	9,350	11,919	18,356	23,269	27.5%	26.8%
Net Fees and Commissions	(157)	(984)	(367)	(1,355)	528.1%	269.2%
Other Operating Income	3,172	(8,603)	14,746	(5,607)	—	—
Total Operating Revenues	12,365	2,332	32,735	16,307	(81.1)%	(50.2)%
Provisions for Loan Losses	(106)	92	(22)	47	—	—
Operating Expenses	(3,517)	35	(9,876)	(6,353)	—	(35.7)%
Other	(39)	30	(18)	95	—	—
Income before income tax	8,703	2,489	22,819	10,096	(71.4)%	(55.8)%

O.C.I. (Millions of Ch$)
Net unrealized gains (losses) on Available for Sale Instrum.	1,706	3,424	26,229	(3,777)	100.7%	—

Notes: For purposes of comparison certain line items have been reclassified for the 4Q12 and the FY2012.

On a QoQ basis, income before income tax of our Treasury decreased from ~Ch$9 Bn. in the 4Q12 to ~Ch$2 Bn. in the 4Q13. The main driver for these results was a decrease of approximately ~Ch$12 Bn. in operating revenues, principally owing to: (i) the recognition of the credit value adjustment on derivatives set in the 4Q13, (ii) lower revenues from trading by approximately Ch$4 Bn., and (iii) the effect of lower inflation on the accrual of AFS securities (UF variation was 1.1% in the 4Q12 and 0.9% in the 4Q13). All of these factors were partly offset by better expense figures.

Business Segments:

Subsidiaries

Results from our subsidiaries have been affected by changes in portfolio mix in Mutual Funds and Stock Brokerage businesses…partly offset by higher income from our Insurance Brokerage subsidiary…

Our subsidiaries reported an income before income tax of Ch$33 Bn. for the FY2013, which means a 5.6% YoY decline when compared to the Ch$35 Bn. recorded in 2012. This lowered bottom line was principally the consequence of:

•                  An 11.4%YoY decline (or Ch$1.8 Bn.) in income before income tax of our Mutual Funds subsidiary. This decline is explained by unfavorable customer preferences rather than growth in assets under management (AUM). In fact, this company continued to lead the market in terms of AUM, with a 21.9% market share as of Dec. 31, 2013, based on a 3.8% YoY advance in average AUM. However, the company has not been able to overcome market trends associated with volatile stock markets that have encouraged investors to look for havens in fixed-income, which bear lower commissions than mutual funds invested in stocks. Also, organizational restructuring has contributed to a temporary increase in the company’s cost base.

•                  A 9.9% decrease (or Ch$1.2 Bn.) in earnings before income tax recorded by our Stock Brokerage subsidiary. In 2013, our Stock Brokerage subsidiary increased the stock trading turnover by 5.3% YoY in 2013, ranking second in the local market with a 10.0% market share as of Dec. 31, 2013. In terms of revenues, stock and fixed-income trading were positive drivers for the subsidiary in 2013. However, performance in these businesses was not high enough to overcome lowered results from currency trading and other revenues.

The factors mentioned above were partly offset by a better YoY performance in our Insurance Brokerage subsidiary, which posted a 37.0% (or Ch$1.3 Bn.) annual rise in income before income tax. These higher results were associated with a 4.0% YoY increase in written premiums, based on positive local market trends in spending, demand for credits and traveling.

	Quarter		As of		% Change
Subsidiaries	4Q12	4Q13	Dec-12	Dec-13	4Q13/4Q12	Dec13/Dec12

Securities Portfolio (Billions of Ch$)
Trading Securities	123.6	331.4	123.6	331.4	168.1%	168.1%
Securities Portfolio	123.6	331.4	123.6	331.4	168.1%	168.1%

Loans to Customers (Billions of Ch$)
Commercial Loans	13.8	7.3	13.8	7.3	(47.4)%	(47.4)%
Total Loans	13.8	7.3	13.8	7.3	(47.4)%	(47.4)%

Profit and Loss Statement (Millions of Ch$)
Net Interest Income	(2,902)	(2,877)	(12,296)	(12,143)	(0.9)%	(1.2)%
Net Fees and Commissions	26,261	28,284	103,472	106,280	7.7%	2.7%
Other Operating Income	8,059	7,561	31,522	32,439	(6.2)%	2.9%
Total Operating Revenues	31,418	32,968	122,698	126,576	4.9%	3.2%
Provisions for Loan Losses	26	(41)	13	(43)	—	—
Operating Expenses	(23,818)	(25,127)	(88,268)	(93,770)	5.5%	6.2%
Other	46	(262)	305	39	—	(87.2)%
Income before income tax	7,672	7,538	34,748	32,802	(1.7)%	(5.6)%

Notes: For purposes of comparison certain line items have been reclassified for the 4Q12 and the FY2012.

On a QoQ basis, overall income before income tax from our subsidiaries decreased by 1.7% in the 4Q13 as compared to the 4Q12. This was principally the result of: (i) a lowered bottom line in our subsidiary of collection services (-Ch$0.5 Bn) as a result of higher salary expenses and a reinforced collection team, and (ii) a decrease of Ch$0.2 Bn. in the net income before income tax of our subsidiary of credit pre-evaluation, as a result of a higher cost base as compared to the 4Q12. These effects were partly offset by higher income before income tax in our subsidiary of financial advisory, in line with some deals settled in the 4Q13.

Financial Information:

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters						Year Ended
	4Q12	3Q13	4Q13	4Q13	% Change		Dec-12	Dec-13	Dec-13	% Change
	MCh$	MCh$	MCh$	MUS$	4Q13/4Q12	4Q13/3Q13	MCh$	MCh$	MUS$	Dec-13/Dec-12
Interest revenue and expense
Interest revenue	478,809	491,291	490,945	933.9	2.5%	(0.1)%	1,661,467	1,763,540	3,354.5	6.1%
Interest expense	(210,655)	(210,148)	(200,469)	(381.3)	(4.8)%	(4.6)%	(708,629)	(704,371)	(1,339.8)	(0.6)%
Net interest income	268,154	281,143	290,476	552.6	8.3%	3.3%	952,838	1,059,169	2,014.7	11.2%

Fees and commissions
Income from fees and commissions	97,441	95,757	98,644	187.6	1.2%	3.0%	372,767	386,733	735.6	3.7%
Expenses from fees and commissions	(22,669)	(23,801)	(27,400)	(52.1)	20.9%	15.1%	(85,495)	(99,639)	(189.5)	16.5%
Net fees and commissions income	74,772	71,956	71,244	135.5	(4.7)%	(1.0)%	287,272	287,094	546.1	(0.1)%

Net Financial Operating Income	8,981	25,952	(12,603)	(24.0)	—	—	24,747	11,084	21.1	(55.2)%
Foreign exchange transactions, net	10,307	(5,216)	34,693	66.0	236.6%	—	35,136	71,457	135.9	103.4%
Other operating income	5,720	5,803	9,297	17.7	62.5%	60.2%	22,061	27,221	51.8	23.4%

Total Operating Revenues	367,934	379,638	393,107	747.8	6.8%	3.5%	1,322,054	1,456,025	2,769.6	10.1%

Provisions for loan losses	(50,606)	(70,056)	(67,796)	(129.0)	34.0%	(3.2)%	(188,190)	(241,613)	(459.6)	28.4%

Operating revenues, net of provisions for loan losses	317,328	309,582	325,311	618.8	2.5%	5.1%	1,133,864	1,214,412	2,310.0	7.1%
Operating expenses
Personnel expenses	(78,233)	(78,390)	(89,045)	(169.4)	13.8%	13.6%	(309,865)	(323,236)	(614.8)	4.3%
Administrative expenses	(71,411)	(63,133)	(68,192)	(129.7)	(4.5)%	8.0%	(247,459)	(252,501)	(480.3)	2.0%
Depreciation and amortization	(7,690)	(7,041)	(7,577)	(14.4)	(1.5)%	7.6%	(30,957)	(28,909)	(55.0)	(6.6)%
Impairments	(251)	(124)	(2,114)	(4.0)	742.2%	1,604.8%	(899)	(2,247)	(4.3)	149.9%
Other operating expenses	2,671	(5,316)	(2,262)	(4.3)	—	(57.4)%	(22,454)	(16,051)	(30.5)	(28.5)%
Total operating expenses	(154,914)	(154,004)	(169,190)	(321.8)	9.2%	9.9%	(611,634)	(622,944)	(1,184.9)	1.8%

Net operating income	162,414	155,578	156,121	297.0	(3.9)%	0.3%	522,230	591,468	1,125.1	13.3%
Income attributable to affiliates	(1,086)	453	27	0.1	—	(94.0)%	(229)	2,071	3.9	—
Income before income tax	161,328	156,031	156,148	297.1	(3.2)%	0.1%	522,001	593,539	1,129.0	13.7%
Income tax	(21,628)	(18,645)	(23,265)	(44.3)	7.6%	24.8%	(54,390)	(79,936)	(152.1)	47.0%
Net Income for the period	139,700	137,386	132,883	252.8	(4.9)%	(3.3)%	467,611	513,603	977.0	9.8%
Non-Controlling interest	—	—	1	—	—	—	1	1	—	0.0%
Net Income attributable to bank’s owners	139,700	137,386	132,882	252.8	(4.9)%	(3.3)%	467,610	513,602	977.0	9.8%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$525.72 for US$1.00 as of December 31, 2013. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Financial Information:

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Dec-12	Sep-13	Dec-13	Dec-13	% Change
ASSETS	MCh$	MCh$	MCh$	MUS$	Dec-13/Dec-12	Dec-13/Sep-13
Cash and due from banks	684,925	998,770	873,308	1,661.2	27.5%	(12.6)%
Transactions in the course of collection	396,611	513,900	374,471	712.3	(5.6)%	(27.1)%
Financial Assets held-for-trading	192,724	365,892	393,134	747.8	104.0%	7.4%
Receivables from repurchase agreements and security borrowings	35,100	20,501	82,422	156.8	134.8%	302.0%
Derivate instruments	329,497	290,487	374,688	712.7	13.7%	29.0%
Loans and advances to Banks	1,343,322	676,953	1,062,056	2,020.3	(20.9)%	56.9%
Loans to customers, net
Commercial loans	11,731,584	12,886,289	13,076,508	24,873.5	11.5%	1.5%
Residential mortgage loans	4,198,667	4,582,231	4,732,307	9,001.6	12.7%	3.3%
Consumer loans	2,831,514	2,945,150	3,060,696	5,821.9	8.1%	3.9%
Loans to customers	18,761,765	20,413,670	20,869,511	39,697.0	11.2%	2.2%
Allowances for loan losses	(427,435)	(456,284)	(480,478)	(913.9)	12.4%	5.3%
Total loans to customers, net	18,334,330	19,957,386	20,389,033	38,783.1	11.2%	2.2%
Financial Assets Available-for-Sale	1,264,440	1,784,353	1,673,704	3,183.6	32.4%	(6.2)%
Investments in other companies	13,933	16,697	16,670	31.7	19.6%	(0.2)%
Intangible assets	34,290	30,947	29,671	56.4	(13.5)%	(4.1)%
Property and Equipment	205,189	198,797	197,578	375.8	(3.7)%	(0.6)%
Current tax assets	2,684	3,018	3,202	6.1	19.3%	6.1%
Deferred tax assets	127,143	135,961	145,904	277.5	14.8%	7.3%
Other assets	296,878	259,656	318,029	604.9	7.1%	22.5%
Total Assets	23,261,066	25,253,318	25,933,870	49,330.2	11.5%	2.7%

	Dec-12	Sep-13	Dec-13	Dec-13	% Change
LIABILITIES & EQUITY	MCh$	MCh$	MCh$	MUS$	Dec-13/Dec-12	Dec-13/Sep-13
Liabilities
Current accounts and other demand deposits	5,470,971	5,927,692	5,984,332	11,383.1	9.4%	1.0%
Transactions in the course of payment	159,218	314,489	126,343	240.3	(20.6)%	(59.8)%
Payables from repurchase agreements and security lending	226,396	223,409	256,766	488.4	13.4%	14.9%
Saving accounts and time deposits	9,612,950	10,332,890	10,402,725	19,787.6	8.2%	0.7%
Derivate instruments	380,322	375,028	445,132	846.7	17.0%	18.7%
Borrowings from financial institutions	1,108,681	876,247	989,465	1,882.1	(10.8)%	12.9%
Debt issued	3,273,933	4,056,885	4,366,960	8,306.6	33.4%	7.6%
Other financial obligations	162,123	174,967	210,926	401.2	30.1%	20.6%
Current tax liabilities	25,880	2,043	10,333	19.7	(60.1)%	405.8%
Deferred tax liabilities	27,630	36,851	36,569	69.6	32.4%	(0.8)%
Provisions	504,837	467,405	551,898	1,049.8	9.3%	18.1%
Other liabilities	301,066	239,581	268,105	510.0	(10.9)%	11.9%
Total liabilities	21,254,007	23,027,487	23,649,554	44,985.1	11.3%	2.7%
Equity
Belong to the Bank’s Owners
Capital	1,629,078	1,849,351	1,849,351	3,517.7	13.5%	0.0%
Reserves	175,814	213,767	213,636	406.4	21.5%	(0.1)%
Other comprehensive income	18,935	13,182	15,928	30.3	(15.9)%	20.8%
Retained earnings
Retained earnings from previous periods	16,379	16,379	16,379	31.2	0.0%	0.0%
Income for the period	467,610	380,720	513,602	976.9	9.8%	34.9%
Provisions for minimum dividends	(300,759)	(247,569)	(324,582)	(617.4)	7.9%	31.1%
Non-Controlling Interest	2	1	2	—	0.0%	100.0%
Total equity	2,007,059	2,225,831	2,284,316	4,345.1	13.8%	2.6%
Total Liabilities & Equity	23,261,066	25,253,318	25,933,870	49,330.2	11.5%	2.7%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$525.72 for US$1.00 as of December 31, 2013. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Financial Information:

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and annualized percentages (%), unless otherwise stated)

	Quarters			Year Ended
Key Performance Ratios	4Q12	3Q13	4Q13	Dec-12	Sep-13	Dec-13
Earnings per Share (1)
Net income per Share (Ch$)	1.59	1.47	1.43	5.31	4.09	5.51
Net income per ADS (Ch$)	952.09	884.70	855.69	3,186.88	2,451.64	3,307.34
Net income per ADS (US$) (2)	1.99	1.75	1.63	6.65	4.86	6.29
Book value per Share (Ch$)	22.80	23.89	24.52	22.80	23.89	24.52
Shares outstanding (Millions)	88,038	93,175	93,175	88,038	93,175	93,175
Profitability Ratios (3)(4)
Net Interest Margin	5.09%	4.92%	4.97%	4.62%	4.62%	4.71%
Net Financial Margin	5.45%	5.29%	5.35%	4.91%	4.98%	5.08%
Fees and commissions / Avg. Interest Earnings Assets	1.42%	1.26%	1.22%	1.39%	1.30%	1.28%
Operating Revenues / Avg. Interest Earnings Assets	6.98%	6.65%	6.73%	6.41%	6.38%	6.47%
Return on Average Total Assets	2.47%	2.21%	2.11%	2.09%	2.14%	2.13%
Return on Average Equity (5)	26.11%	22.80%	20.87%	23.31%	21.45%	21.30%
Capital Ratios
Equity / Total Assets	8.63%	8.81%	8.81%	8.63%	8.81%	8.81%
Tier I (Basic Capital) / Total Assets	7.33%	7.60%	7.57%	7.33%	7.60%	7.57%
Tier I (Basic Capital) / Risk-Wighted Assets	9.69%	9.92%	9.94%	9.69%	9.92%	9.94%
Total Capital / Risk- Weighted Assets	13.22%	13.17%	13.05%	13.22%	13.17%	13.05%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	0.97%	1.14%	1.13%	0.97%	1.14%	1.13%
Allowance for Loan Losses / Total Past Due	235.03%	196.72%	202.96%	235.03%	196.72%	202.96%
Impaired Loans / Total Loans to Customers	3.26%	3.27%	3.45%	3.26%	3.27%	3.45%
Allowance for Loan Losses / Impaired Loans	69.92%	68.39%	66.67%	69.92%	68.39%	66.67%
Allowance for Loans Losses / Total Loans to Customers	2.28%	2.24%	2.30%	2.28%	2.24%	2.30%
Provision for Loan Losses / Avg. Loans to customers (4)	1.09%	1.41%	1.33%	1.04%	1.20%	1.23%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	42.10%	40.57%	43.04%	46.26%	42.69%	42.78%
Operating Expenses / Average Total Assets (3) (4)	2.74%	2.48%	2.69%	2.74%	2.55%	2.58%
Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	21,085,461	22,846,736	23,359,915	20,627,817	22,203,764	22,492,802
Avg. Assets (million Ch$)	22,654,971	24,847,813	25,194,208	22,343,333	23,762,131	24,120,150
Avg. Equity (million Ch$)	1,857,737	2,200,689	2,260,927	1,797,806	2,158,848	2,184,368
Avg. Adjusted Shareholders Equity (million Ch$) (6)	2,140,200	2,410,456	2,546,334	2,005,956	2,366,635	2,411,560
Avg. Loans to customers (million Ch$)	18,511,465	19,839,488	20,401,258	18,052,920	19,374,185	19,630,953
Avg. Interest Bearing Liabilities (million Ch$)	14,203,636	15,315,837	15,555,856	14,013,935	14,774,960	14,970,184
Risk-Weighted Assets (Million Ch$)	20,709,524	22,447,187	22,981,095	20,709,524	22,447,187	22,981,095
Additional Data
Exchange rate (Ch$)	479.47	504.67	525.72	479.47	504.67	525.72
Employees (#)	14,581	14,723	14,723	14,581	14,723	14,723

Notes

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

(5) ROAE excludes provisions for minimum dividends.

(6) Adjusted by provisions for minimum dividends.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$525.72 for US$1.00 as of December 31, 2013. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Appendix

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized.

•                  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognized.

•                  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 70% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute “forward-looking statements,” in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•                  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•                  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•                  unexpected developments in certain existing litigation;

•                  increased costs;

•                  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía Head of Investor Relations Banco de Chile Phone Nr. (56-2) 2653.3554 Email: pmejiar@bancochile.cl	Mr. Rolando Arias Research & Planning Manager Banco de Chile Phone Nr. (56-2) 2653.3535 Email: rarias@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6th, 2014

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q.
CEO